Filed by WCI Communities, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: WCI Communities, Inc.

Commission File No. 001-36023

This filing relates to the proposed merger of WCI Communities, Inc., a Delaware corporation (“WCI”), and Lennar Corporation, a Delaware corporation (“Lennar”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of September 22, 2016, by and among WCI, Lennar, Marlin Blue LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of Lennar, and Marlin Green Corp., a Delaware corporation and a direct, wholly owned subsidiary of Lennar.

The following includes a copy of letter sent by Berkshire Hathaway HomeServices Florida Realty to its employees.

September 22, 2016

Dear BHHS Florida Realty and FTGA Team Members:

This morning, our parent company WCI Communities, Inc. announced a definitive merger agreement under which Lennar Corporation, one of the nation’s largest homebuilders, has agreed to acquire WCI in a cash and stock transaction valuing the company at approximately $643 million. Until the process is complete, WCI will continue to operate as an independent company.

It is important to know that we do not expect this transaction to change how we do business. Although our parent company may proceed with a merger, Berkshire Hathaway HomeServices Florida Realty, and the Title operations serving it, will continue to operate independently. Lennar doesn’t currently have a realty operation, so we expect minimal overlap or interruption to our business. I ask that you remain focused on delivering excellence for our customers, creating value for sellers and helping place our buyers into their dream homes — just as you always have.

I want to personally thank you for your hard work in making BHHS Florida Realty and FTGA the outstanding companies they are today. The successes of our team and our partnership with Berkshire Hathaway are an attractive element of the WCI portfolio, and WCI is able to take this step in part because of what we have achieved.

Should our Sales Professionals and / or our customers have questions about this news, please let them know that we do not expect anything to change about how we do business.

We invite you to review the press release located at www.WCICommunities.com. Later today, we will be posting an FAQ to the employee ADP portal. If you have questions, please feel free to ask senior management or HR, understanding that we may not have all the answers yet. We assure you that as information is available we will keep you informed. And of course, as is our standard policy, if you are contacted by the media regarding the transaction, please direct any inquiries to Rei Mesa, who can be reached at (954) 693-0127 (office) or (305) 794-4628 (cell phone) or via e-mail at reimesa@BHHSFloridaRealty.com.

Thank you for the hard work you do every day to make our company successful.

Sincerely,

Rei L. Mesa

President, Chief Executive Officer

Berkshire Hathaway HomeServices Florida Realty

Real Estate Services

1580 Sawgrass Corporate Parkway, Suite 400, Sunrise, FL 33323 954.693.0100

    A member of the franchise system of BHH Affiliates, LLC

Additional Information and Where You Can Find It

In connection with the proposed transaction, Lennar Corporation expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement of WCI Communities that also constitutes a prospectus of Lennar Corporation. Lennar Corporation and WCI Communities, Inc. also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the proxy statement/prospectus (if and when it becomes available) and other relevant materials filed by Lennar Corporation and WCI Communities, Inc. with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by Lennar Corporation with the SEC will be available free of charge on Lennar Corporation’s website at www.lennar.com or by contacting Lennar Corporation Investor Relations at (305) 559-4000. Copies of the documents filed by WCI Communities, Inc. with the SEC will be available free of charge on WCI Communities, Inc.’s website at www.wcicommunities.com or by contacting WCI Communities, Inc. Investor Relations at (239) 498-8481.

WCI Communities, Inc. and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about WCI Communities, Inc.’s executive officers and directors in WCI Communities, Inc.’s definitive proxy statement filed with the SEC on March 29, 2016. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and other relevant documents filed with the SEC if and when they become available. You may obtain free copies of these documents from WCI Communities, Inc. using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Forward-Looking Statements

This document may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements which are based on current expectations, estimates and projections about the industry and markets in which Lennar Corporation and WCI Communities, Inc. operate and beliefs of and assumptions made by Lennar Corporation management and WCI Communities, Inc. management, involve uncertainties that could significantly affect the financial results of Lennar Corporation or WCI Communities, Inc. or the combined company. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature. Such forward-looking statements include, but are not limited to, statements about the anticipated benefits of the business combination transaction involving Lennar Corporation and WCI Communities, Inc., including future financial and operating results, and the combined company’s plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to expected synergies, improved liquidity and balance sheet strength — are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, international, regional and local economic climates, (ii) changes in financial markets and interest rates, or to the business or financial condition of either company or business, (iii) changes in the real estate markets, (iv) continued ability to source new investments, (v) risks associated with acquisitions, including the integration of the combined companies’ businesses, (vi) availability of financing and capital, (vii) mortgage rate changes; (viii) risks associated with achieving expected revenue synergies or cost savings, (ix) risks associated with the companies’ ability to consummate the transaction on the terms described or at all and the timing of the closing of the transaction, and (x) those additional risks and factors discussed in reports filed with the SEC by Lennar Corporation and WCI Communities, Inc. from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed reports on Forms 10-K and 10-Q. Neither Lennar Corporation nor WCI Communities, Inc. undertakes any duty to update any forward-looking statements appearing in this document.